VIA EDGAR
February 12, 2014
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4720
Washington, D.C. 20549

Re: Omnicare, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 19, 2013
File No. 001-08269

Dear Mr. Rosenberg:

This letter constitutes the response of Omnicare, Inc. (the “Company” or “Omnicare”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) that were contained in the Staff's letter dated January 30, 2014 to Robert O. Kraft, Senior Vice President and Chief Financial Officer of Omnicare, relating to the Omnicare Form 10-K for Fiscal Year Ended December 31, 2012. In this letter, the Staff’s comments are indicated in italics, followed by the Company's response to the comment. Capitalized terms used but not defined herein shall have the meanings given to them in the Company’s prior response letter to the Staff dated January 3, 2014 (the “Prior Letter”).

Notes to Consolidated Financial Statements
Note 10-Debt, page 54

1.
Please refer to prior comment 1. On page 3 of your response, you state that the equity component attributable to the new 2042 Notes was $194,265,000. However, on page 4, you state that the equity component for the new 2042 Notes was $161,600,000 and that the equity component for the old 2025 Notes was $194,265,000. In addition, you state on page 4 that the fair value attributed to the liability component of the new debt was $228,400,000, which differs from the $195,735,000 attributed to the liability component of the new debt on page 3. Please explain these inconsistencies.

Reference is made to the paragraph on page 3 of the Prior Letter describing the derecognition accounting for the 2025 Notes that were extinguished. Based on the guidance outlined in the Prior Letter, the Company determined the loss of $33.3 million on the Debt Exchange by comparing the difference between the fair value of the debt component of a hypothetical nonconvertible bond with a maturity equivalent to the remaining life of the existing notes ($195.7 million) and the net carrying value of the 2025 Notes at the time of extinguishment ($162.4 million). The Company obtained the independent hypothetical nonconvertible bond fair value calculation through a valuation performed by Lazard Freres & Co. LLC (“Lazard”). Lazard determined the comparable nonconvertible straight debt rate of 6.39% based on a Bloomberg Fair Market report. The results of the valuation of the hypothetical bond yielded a fair value of the debt component of $195.735 million. Accordingly, for purposes of calculating the gain or loss on extinguishment, the $390 million fair value of consideration transferred to the holders of the 2025 Notes in the Debt Exchange was allocated between $195.735 million for the repurchase of the debt component of the 2025 Notes and $194.265 million (the residual amount) for the repurchase of the equity component of the 2025 Notes.

The fair value of the liability component of the new 2042 Notes was $228.4 million and the equity component was $161.6 million, as determined by a separate Lazard valuation, as stated on page 4 of the Prior Letter.

Below is a table summarizing each of the equity and liability components.

Summary of Equity/Liability components - 2012 Debt Exchange
(in thousands)
	Carrying value of exchanged 2025 debt	Fair value based on hypothetical bond	Difference		Fair value attributable to new 2042 Notes
Amount attributed to liability component	162,414	195,735	(33,321)	a)	228,400
Amount attributed to equity component	221,495	194,265	27,230	b)	161,600
a) Represents loss on the extinguishment of the 2025 notes exchanged
b) Represents the remaining equity attributable to the 2025 notes remaining

2.
You state on page 60 of the 10-K that the equity component of the remaining 2025 notes with a face value of $318,057,000 was $27,230,000. Please explain to us how you determined the equity component of the $194,265,000 for the 2025 Notes with a face value of $256,946,000 that were exchanged, as the equity component assigned to the extinguished 2025 notes appears proportionately high compared to the equity component assigned to the 2025 Notes that were not extinguished.

The Financial Standard Accounting Board’s Accounting Standards Codification 470-20-30 states that the liability component of new debt shall be measured based on the fair value of a similar liability that does not have an associated equity component and the equity component of the new debt will be measured as the initial proceeds less the liability component. As indicated in the response to question 1 above, the Company obtained an independent calculation of the fair value of a hypothetical nonconvertible bond from Lazard using a term of 13.7 years and a straight-debt rate of 6.39% based on a Bloomberg Fair Market report. The resulting value of the hypothetical debt component was $195.735 million. This debt component value was subtracted from the debt exchanged of $390.0 million to compute the associated comparable equity component of $194.265 million. The original equity balance allocated to the 2025 Notes prior to the Debt Exchange was $221.495 million based on a similar calculation at the time the 2025 Notes were originally issued. The $27.23 million remaining equity component was calculated by subtracting the hypothetical equity component of $194.265 million from the original balance of $221.495 million (for details please see the table above in the response to question 1).

Please do not hesitate to contact me at (513) 719-1518 if you would like to set up a conference call for further explanation and clarification regarding the foregoing. Please also feel free to contact me if you have any questions or comments concerning the foregoing. Thank you for your attention and consideration.

Very truly yours,

/s/ Robert O. Kraft
Robert O. Kraft
Senior Vice President and Chief Financial Officer

Cc:     John L. Workman, Chief Executive Officer
PricewaterhouseCoopers LLP